UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	22 November 2021

Release Number	29/21

BHP approves Phase 1 of the Scarborough Project

Further to the announcement today that BHP Group (BHP) and Woodside Petroleum Ltd (Woodside) have entered into a share sale agreement to merge their respective oil and gas portfolios, BHP has approved US$1.5 billion in capital expenditure for development of the Scarborough upstream project located in the North Carnarvon Basin, Western Australia. Final investment decisions have also been made by Woodside and the Scarborough Joint Venture.

A US$150 million payment is payable to BHP Petroleum (North West Shelf) Pty Ltd by Woodside upon this Financial Investment Decision (FID) of the Scarborough project pursuant to the 2016 divestment of BHP’s 25 per cent Scarborough Joint Venture interest to Woodside1.

The approved capital expenditure represents BHP’s 26.5 per cent participating interest in Phase 1 of the upstream development. Woodside holds the remaining 73.5 per cent interest and is the operator of the project.

The development of the Scarborough field (WA-61-L and WA-62-L titles) comprises 13 subsea wells, a semi-submersible Floating Production Unit and a 430km subsea export pipeline to the Woodside operated Pluto LNG Facility in Karratha in Western Australia. Field development will be completed in two phases with eight wells drilled in Phase 1. The upstream production facilities will be installed to supply 8 Mtpa LNG and 180 TJ/day of domestic gas, with first cargo expected in the 2026 calendar year.

LNG and domestic gas will be processed onshore under a Processing and Services Agreement (PSA) executed today by the Scarborough and Pluto Train 2 Joint Venture Participants, which provides long term access to existing and planned Pluto LNG processing facilities operated by Woodside. The PSA is subject to conditions precedent including regulatory approvals.

Scarborough via Pluto will be one of the lowest carbon emissions intensity global LNG projects projected to be in production in 2030 and will have the lowest carbon emissions intensity of an Australian originated LNG project at around 0.5 tonnes CO2 per tonne of LNG2. The project will minimise its greenhouse gas footprint through development of low CO2 reservoir fluids coupled with energy efficient LNG processing, in close proximity to the end market – meeting market demand at lower emissions intensity.

Phase 1 of the Scarborough upstream project was approved by BHP following a thorough evaluation of its risk and return metrics, including the economics and technical assessment of the integrated project, under BHP’s Capital Allocation Framework and seeks to create long-term, sustainable value and returns for shareholders.

[1]	If the proposed merger with Woodside completes, the US$150m FID payment would be included in the net cash flow that accrues to Woodside from the merger effective date of 1 July 2021.
[2]	Represents CO2 associated with production, liquefaction and shipping.

On completion of the proposed merger, BHP shareholders will benefit from exposure to the fully integrated value chain of both the upstream project and the downstream Pluto LNG processing facilities due to their approximate 48 per cent shareholding in Woodside.

The integrated project offers stable returns with an unlevered IRR of 13 per cent3, a payback of approximately six years from first production4 and a low breakeven LNG price of less than US$7/MMbtu5. The integrated project will benefit from the brownfield expansion of the existing downstream Pluto LNG processing facilities.

BHP CEO Mike Henry said: “Scarborough will be amongst the lowest carbon incremental sources of LNG to world markets.

“Scarborough will provide a reliable source of LNG for global customers and secure gas supply for the domestic market, as well as ongoing employment in Western Australia.

“Scarborough will provide important cash flows and value for shareholders of the enlarged Woodside.”

In addition to the approval of the Scarborough development announced today, BHP also holds an option for it to sell its 26.5 per cent interest in the Scarborough Joint Venture and its 50 per cent interest in the Thebe and Jupiter Joint Ventures to Woodside if the Scarborough Joint Venture makes a FID for the Scarborough project by 15 December 2021 and the merger does not complete. This option is exercisable by BHP in the second half of the 2022 calendar year. If exercised, consideration of US$1 billion is payable to BHP with adjustment from an effective date of 1 July 2021. The US$150 million payment payable to BHP Petroleum upon FID of the Scarborough project would remain with BHP Petroleum. An additional US$100 million is payable contingent upon a future FID for a Thebe Development.

[3]	Based on BHP resource assumptions and does not account for Pluto train 2 sell down or send or pay contractual arrangements; nominal IRR.
[4]	Based on Wood Mackenzie’s most recent long-term gas price forecast of Japan LNG DES price (2026-2035 average: US$8.35/MMBtu, real 2021).
[5]	Integrated LNG DES North Asia. At 10% discount rate.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 407 033 909

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 2078 027 144 Mobile: +44 7961 636 432

Americas	Americas

Judy Dane	Brian Massey
Tel: +1 713 961 8283 Mobile: +1 713 299 5342	Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: November 22, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary